UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: February 18, 2016
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom reaches settlements with authorities regarding

Uzbekistan investigation

Amsterdam (February 18, 2016)—VimpelCom Ltd. today announces settlements with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act and relevant Dutch laws, pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant settlement agreements have been approved by the authorities.

Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “Resolving this has been a top priority for VimpelCom. While this has been a very challenging experience for our business and our employees, we are pleased to have now reached settlements with the authorities. The wrongdoing, which we deeply regret, is unacceptable. We have taken, and will continue to take, strong measures to embed a culture of integrity across the group. We have significantly strengthened our internal controls and compliance program. Since the launch of the investigation, VimpelCom has appointed a new Chief Executive Officer, Chief Financial Officer, Group General Counsel, Chief Performance Officer and Group Chief Compliance Officer to drive the necessary change forward.”

As part of the settlements, VimpelCom will pay fines and disgorgements to the SEC, DOJ and OM in an aggregate amount of US$795 million. VimpelCom has agreed to a deferred prosecution agreement with the DOJ, a consent agreement with the SEC, and a settlement agreement with OM. In addition, VimpelCom’s subsidiary in Uzbekistan, Unitel LLC, has entered a guilty plea with the DOJ. VimpelCom has also agreed to oversight by an independent compliance monitor to promote continued, and regular, compliance enhancements across the Company and its subsidiaries. VimpelCom’s cooperation in the investigation and actions in rapidly resolving this matter, together with substantial upgrades to its compliance program, have been recognized by the authorities in the settlements.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts, and include statements relating to court approval, expected payments in connection with the settlements and the Company’s ongoing compliance efforts. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, whether and when the settlement with the SEC is finalized through approval by the United States District Court for the Southern District of New York. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2014, and other public filings made by the VimpelCom with the SEC. The forward-looking statements contained in this release are made as of the date hereof, and VimpelCom expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company driven by a vision to unlock new opportunities for customers as they navigate the digital world. From entrepreneurial beginnings as a startup, VimpelCom has grown into an international technology and communications company providing voice, fixed broadband, data and digital services to more than 200 million customers across 14 markets with the ability to reach more than 10% of the world’s population. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services in Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands.

Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse / Rozzyn Boy

pr@vimpelcom.com

Tel: +31 20 79 77 200 / + 31 6233 85055 (Amsterdam)

Investor Relations

VimpelCom Ltd.

Bart Morselt/Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)